Exhibit 21.1

List of Subsidiaries

MVR Products Pte. Limited, a company organized under the laws of Singapore

Unijoh Sdn. Bhd., a company organized under the laws of Malaysia

Motorcar Parts de Mexico, S.A. de C.V., a company organized under the laws of Mexico

Motorcar Parts of Canada, Inc., a company organized under the laws of Canada

Central Auto Parts (Shanghai) Co., Ltd, a company organized under the laws of China

D&V Electronics Ltd, a company organized under the laws of Canada

D&V Electronic Technology (Shanghai) Co., Ltd, a company organized under the laws of China

EPICQ MX, S.A. de C.V., a company organized under the laws of Mexico

Dixie Electric Ltd., a company organized under the laws of Canada

Dixie Electric Inc., a company organized under the laws of the United States

INDEL Distribution Company Private Limited, a company organized under the laws of India

Dixie Auto Electric India Private Limited, a company organized under the laws of India